UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                    No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                    No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

May 4, 2011

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of March 31, 20111,2

First quarter 2011 summary

•

Total revenues from sales and services increased by 14.6% to Ps. 352.7 billion. Total sales, including the IEPS[3] credit, increased by 16.2% to Ps 381.4 billion, primarily as a result of higher crude oil and petroleum product prices, as well as to greater volumes in exports of crude oil, which were partially offset by a 5.6% appreciation of the Mexican peso against the U.S. dollar in the first quarter of 2011 as compared to the same quarter of 2010.

•	Operating income increased by 18.8% to Ps. 163.5 billion, primarily due to higher revenues from sales and services.

•	A greater operating income yielded an increase in income before taxes and duties of Ps. 28.7 billion.

•

PEMEX’s net income amounted to Ps. 4.2 billion, an increase of Ps. 2.8 billion as compared net income recorded in the first quarter of 2010, primarily as a result of greater revenues from sales and lower general expenses.

•	PEMEX’s net cash flow from operating activities before taxes and duties amounted to Ps. 218.9 billion.

•	Total amortizations were Ps. 7.3 billion higher than total indebtedness incurred during the first quarter of 2011.

•	PEMEX’s adjusted net income would have totaled Ps. 170.1 billion.

•	PEMEX’s crude oil production in the first quarter of 2011, which totaled 2,572 thousand barrels per day (Mbd), was higher than crude oil production in the two previous quarters.

Chart 1

Net income evolution 1Q10 vs. 1Q11

Billion pesos

Net income 1Q10	Change in revenues from sales and services (including IEPS)	Change in costs and operating expenses	Change in other revenues and sharing in non-consolidated subsidiaries and affiliates	Change in comprehensive financing result	Change in taxes and duties	Net income 1Q11

[1]	Please review the last page of this report where you will find important specifications related to the information here included.
[2]	If no further specification is included, all changes are made against the same period of the year.
[3]	IEPS means Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services).

PEMEX Results Report as of March 31, 2011	1 / 30

PEMEX

Financial Results as of March 31, 2011

Table 1

PEMEX

Consolidated income statement

	First quarter (Jan.-Mar.)
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total sales	307,875	352,700	14.6%	44,825	29,471
Domestic sales	165,786	179,316	8.2%	13,530	14,983
Exports	140,661	172,151	22.4%	31,490	14,385
Services income	1,428	1,234	-13.6%	(195)	103
Cost of sales	144,630	165,839	14.7%	21,209	13,857
Gross income	163,245	186,861	14.5%	23,616	15,614
General expenses	25,687	23,380	-9.0%	(2,306)	1,954
Transportation and distribution expenses	7,693	7,029	-8.6%	(664)	587
Administrative expenses	17,994	16,351	-9.1%	(1,642)	1,366
Operating income (loss)	137,559	163,481	18.8%	25,922	13,660
Other revenues (expenses)	22,094	29,689	34.4%	7,595	2,481
IEPS accrued	20,422	28,748	40.8%	8,326	2,402
Other	1,672	941	-43.7%	(731)	79
Comprehensive financing result	14,233	8,725	-38.7%	(5,508)	729
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(403)	269	166.8%	672	22
Income before taxes and duties	173,482	202,164	16.5%	28,681	16,892
Taxes and duties	172,039	197,956	15.1%	25,917	16,541
Net income	1,443	4,208	191.5%	2,764	352

Table 2

PEMEX

Financial ratios

	First quarter (Jan.-Mar.)
	2010	2011	Change
Cost of sales / Total revenues (including IEPS)	44.1%	43.5%	(0.6)
D&A / Operating costs & expenses	13.1%	12.5%	(0.7)
Operating income (including IEPS) / Total revenues (including IEPS)	48.1%	50.4%	2.3
Taxes and duties / Total revenues (including IEPS)	52.4%	51.9%	(0.5)
Earnings before interest, taxes depreciation and amortization (EBITDA) / Financial cost (excludes capitalized interest)	9.5	20.6	11.1

Chart 2	Chart 3
Crude oil prices	Natural gas price (Henry Hub)

Sources: Reuters and PEMEX.	Sources: Reuters and PEMEX.

PEMEX Results Report as of March 31, 2011	2 / 30

PEMEX

Chart 4	Chart 5
Regular gasoline price in the American Coast of the Gulf of Mexico	Exchange rate peso-dollar

Sources: Reuters and PEMEX.	Sources: Reuters and PEMEX.

Total Revenues from Sales and Services

Table 3

PEMEX

Sales and services revenues

	First quarter (Jan.-Mar.)
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services (including IEPS)	328,298	381,448	16.2%	53,151	31,873
Total revenues from sales and services	307,875	352,700	14.6%	44,825	29,471
Domestic sales (including IEPS)	186,208	208,064	11.7%	21,856	17,385
Domestic sales	165,786	179,316	8.2%	13,530	14,983
Dry gas	19,935	16,559	-16.9%	(3,376)	1,384
Petroleum products (including IEPS)	158,826	182,744	15.1%	23,918	15,270
Petroleum products	138,404	153,996	11.3%	15,592	12,868
IEPS	20,422	28,748	40.8%	8,326	2,402
Gasolines	68,966	76,586	11.0%	7,619	6,399
Fuel oil	13,504	13,366	-1.0%	(138)	1,117
Diesel	32,626	37,878	16.1%	5,252	3,165
LPG	13,654	14,678	7.5%	1,024	1,226
Jet fuel	5,802	7,241	24.8%	1,439	605
Other	3,852	4,248	10.3%	397	355
Petrochemical products	7,447	8,761	17.6%	1,314	732
Exports	140,661	172,151	22.4%	31,490	14,385
Crude oil and condensates	102,949	138,394	34.4%	35,445	11,564
Dry gas	272	2	-99.3%	(270)	0
Petroleum products	14,421	14,067	-2.5%	(354)	1,175
Petrochemical products	577	1,157	100.6%	580	97
Other	22,443	18,531	-17.4%	(3,912)	1,548
Services revenues	1,428	1,234	-13.6%	(195)	103

Total sales, including IEPS credit, increased by 16.2% in the first quarter of 2011 as compared to 2010, to Ps. 381.4 billion (U.S.$31.9 billion), primarily as a result of higher crude oil and petroleum product prices, as well as greater volumes in exports of crude oil.

•	The Mexican crude oil basket increased by 29.2%, from U.S.$71.27 per barrel in the first quarter of 2010 to U.S.$92.09 per barrel in the same period of 2011.

•	Regular gasoline in the American Coast of the Gulf of Mexico increased by 26.8%, from U.S.¢205.38 per gallon in the first quarter of 2010 to U.S.¢260.34 per gallon in the same period of 2011.

•	The volume of crude oil exports increased by 10.0%, from 1,247 Mbd in the first quarter of 2010 to 1,372 Mbd in the same period of 2011.

PEMEX Results Report as of March 31, 2011	3 / 30

PEMEX

The results in sales would have been greater had it not been for the 5.6% appreciation of the Mexican peso against the U.S. dollar during the first quarter of 2011 as compared to the same quarter of 2010.

Domestic Sales

Domestic sales, including the IEPS credit, increased by 11.7% as compared to the first quarter of 2010, to Ps. 208.1 billion (U.S.$17.4 billion).

•

Sales of petroleum products, including the IEPS credit, increased by 15.1% to Ps. 182.7 billion due to higher prices. With the exception of diesel, the volume of the main petroleum products sold in México decreased.

•	Sales of dry natural gas decreased by 16.9% to Ps. 16.6 billion, primarily due to a 19.2% decrease of the average reference prices (Midpoint Henry Hub).

•	Sales of petrochemical products increased by 17.6%, to Ps. 8.8 billion, primarily as a result of greater reference prices and volume sold.

Exports

Export sales increased by 22.4% in the first quarter of 2011 as compared to the same quarter of 2010, to Ps. 172.2 billion (U.S.$14.4 billion), as a result of the following:

•

Crude oil and condensates export sales increased by 34.4% in the first quarter of 2011 as compared to the same quarter of 2010, to Ps. 138.4 billion, as compared to the same quarter of 2010, primarily due to a 29.2% increase in the weighted average export price of the Mexican crude oil basket, from U.S.$71.27 to U.S.$92.09 per barrel. Additionally, sales volume increased from 1,247 to 1,372 Mbd. However, crude oil and condensates export sales would have been greater had it not been for the 5.6% appreciation of the Mexican peso against the U.S. dollar.

•	Petroleum products export sales decreased by 2.5%, to Ps. 14.1 billion, as compared to the same quarter of 2010, primarily as a result of a 23 Mbd decrease in exports volume.

•

Petrochemical export sales increased by 100.6% in the first quarter of 2011 as compared to the same quarter of 2010, to Ps. 1.2 billion, due to higher reference prices that resulted from the uprisings in the Middle East and North Africa, as well as the earthquake and tsunami in Japan.

•	Dry natural gas export sales decreased by Ps. 0.3 billion in the first quarter of 2011 as compared to the same quarter of 2010, as a result of lower reference prices and volume exported.

•	Other revenues by exports decreased by Ps. 3.9 billion during the first quarter of 2011 as compared to the same period last year.

Chart 6

Crude exports by region 1Q11

(Mbd)

PEMEX Results Report as of March 31, 2011	4 / 30

PEMEX

Operating Costs and Expenses

Table 4

PEMEX

Operating costs and expenses

	First quarter (Jan.-Mar.)
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	170,317	189,219	11.1%	18,903	15,811
Cost of sales	144,630	165,839	14.7%	21,209	13,857
General expenses	25,687	23,380	-9.0%	(2,306)	1,954
Transportation and distribution expenses	7,693	7,029	-8.6%	(664)	587
Administrative expenses	17,994	16,351	-9.1%	(1,642)	1,366
Net cost for the period of employee benefits	29,413	28,853	-1.9%	(560)	2,411
Depreciation and amortization expenses	22,346	23,561	5.4%	1,215	1,969

Cost of Sales

In the first three months of 2011, the cost of sales increased by 14.7%, as compared to the same period of 2010, to Ps. 165.8 billion (U.S.$13.9 billion). This variation was primarily due to:

•	a Ps. 16.7 billion increase in purchases of mainly imported products to be sold in Mexico, primarily gasoline, components for ultra-low sulphur (ULS) products and diesel;

•	a Ps. 2.5 billion increase in inventory variation driven by greater reference prices of crude oil; and

•	a Ps. 1.8 billion increase in the recognition of non-successful wells, mainly in the Southeastern Marine Region.

Cost of sales as a percentage of total sales, including the IEPS credit, was 43.5%, a decrease of 0.6 percentage points as compared to the first quarter of 2010.

Net Cost for the Period of Employee Benefits

The Ps. 0.6 billion decrease of the net cost for the period of employee benefits resulted primarily from hypothesis adjustments in the actuarial calculation.

Other Revenues (Expenses)

Other revenues (expenses) increase was result of a greater IEPS credit. We note that for the purpose of this analysis, the accrued amount of the IEPS credit has been added to domestic sales of petroleum products.

Comprehensive Financing Result

Table 5

PEMEX

Comprehensive financing result

	First quarter (Jan.-Mar.)
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	14,233	8,725	-38.7%	(5,508)	729
Financial income	8,832	10,317	16.8%	1,485	862
Financial cost	(22,132)	(11,909)	46.2%	10,223	(995)
Exchange gain (loss)	27,533	10,317	-62.5%	(17,216)	862

In the first quarter of 2011, comprehensive financing result recorded a decrease of Ps. 5.5 billion, as compared to the same period of 2010. These results were primarily due to: (i) the effect of a lower appreciation of the Mexican peso against the U.S. dollar in the conversion of non-peso denominated debt to pesos4; and (ii) the favorable mark-to-market of financial derivatives which resulted in greater financial income and lower financial cost.

[4]	The appreciation of the Mexican peso against the U.S. dollar in the first quarter of 2011 was 3.2%, as compared to 5.6% in the same quarter of 2010.

PEMEX Results Report as of March 31, 2011	5 / 30

PEMEX

Taxes and Duties

Table 6

PEMEX

Taxes and Duties

	First quarter (Jan.-Mar.)
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	172,039	197,956	15.1%	25,917	16,541
Hydrocarbon duties	169,487	193,908	14.4%	24,420	16,202
Ordinary Hydrocarbons Duty	144,026	164,195	14.0%	20,169	13,720
Hydrocarbons Duty for the Stabilization Fund	19,005	20,463	7.7%	1,458	1,710
Duty for Scientific and Technological Research on Energy	989	1,440	45.7%	451	120
Duty for Oil Monitoring	8	9	14.7%	1.1	1
Extraordinary Duty on Crude Oil Exports	2,318	5,354		3,035	447
Special Hydrocarbons Duty	1,440	1,208	-16.1%	(232)	101
Extraction of Hydrocarbons Duty	676	960	42.0%	284	80
Additional Duty on Hydrocarbons	231	279		48	23
Sole Hydrocarbons Duty	794	—	-100.0%	(794)	—
Other taxes and duties	2,552	4,048	58.7%	1,497	338

Increases in taxes and duties during the first quarter of 2011, as compared to the same period in 2010, are primarily a result of higher reference prices of the Mexican crude oil basket, which increased 29.2% in the respective periods, from U.S.$71.27 to U.S.$92.09 per barrel.

Net Income (Loss)

In first quarter of 2011, PEMEX recorded a net income of Ps. 4.2 billion (U.S.$0.4 billion), a Ps. 2.8 billion increase as compared to the net income recorded in the same quarter of 2010. Taxes and duties in the first quarter of 2011 were lower than the income before taxes and duties.

Adjusted Net Income (Loss)

PEMEX’s adjusted net income for the first three months of 2011 would have amounted to approximately Ps. 170.1 billion (U.S.$14.2 billion). The figure is obtained based on the following calculations:

Table 75

PEMEX

Adjusted net income (loss)

	First quarter (Jan.-Mar.)
	(Ps. MM)	(U.S.$MM)
Net income	4,208	352
Cost of the LPG subsidy	7,378	616
Non-recognized costs in the price mechanism of automotive gasoline and diesel	7,252	606
Decrease in duties paid due to recognition of operating costs and expenses incurred in 2011	14,323	1,197
Decrease in duties paid due to recognition of operating costs and expenses incurred in previous years	136,949	11,443
Adjusted net income	170,110	14,214

[5]	The cost of the LPG subsidy refers to the difference between the international reference price and the price at which the LPG is sold in México. The non-recognized costs in the price mechanism of automotive gasoline and diesel refer to (i) transportation and distribution expenses, and (ii) costs of ultra-low-sulphur products. The decrease in duties paid due to recognition of operating costs and expenses incurred in previous years refers to a one-time effect adjustment.

PEMEX Results Report as of March 31, 2011	6 / 30

PEMEX

Results by Subsidiary Entities

Chart 7

Net income (loss) by Subsidiary Entity

(Billion Mexican pesos)

Note: In accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss. Therefore, there may be differences between data disclosed in this section and those included in the table “Business Segment Information” in the Annex.

PEP	During the first quarter of 2011, operating income per barrel of oil equivalent (boe) of Pemex-Exploration and Production (PEP) increased by 22.3%, to U.S.$54.1 per barrel, primarily as a result of higher crude oil prices. Additionally, the effective rate of taxes and duties over operating income decreased by 5.0 percentage points, to 88.5%. Therefore, in the first quarter of 2011, PEP recorded a net income of Ps. 27.8 billion, as compared to net income of Ps. 21.9 billion during the first quarter of 2010.

Table 8

PEMEX

Selected indices

	First quarter (Jan.-Mar.)
Pemex - Exploration and Production	2010	2011	Change	2011
				(U.S.$/boe)
Total sales / Hydrocarbons production (Ps. / boe)	710.302	827.75	117.4	69.2
Operating income / Hydrocarbons production (Ps. / boe)	529.1	647.273	118.2	54.1
Net income / Hydrocarbons production (Ps. / boe)	62.6	82.2	19.6	6.9
Taxes and duties / Operating income	93.5%	88.5%	(5.0)

Note: In accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements,” for consolidation purposes, results by business segment must not include unrealized income or loss. Therefore, there may be differences between data disclosed in this section and those included in the table “Business Segment Information” in the Annex.

PEMEX Results Report as of March 31, 2011	7 / 30

PEMEX

PR	In the first three months of 2011, Pemex-Refining (PR) recorded a net operating loss of Ps. 43.8 billion, which does not include the IEPS credit. PR’s net loss for the period totaled Ps. 17.2 billion, as compared to a Ps. 21.6 billion net loss in the first quarter of 2010. The decrease in the net loss is primarily explained by the increase of the variable refining margin as a result of increased international refining margins resulting from the uprisings in the Middle East and North Africa, as well as the earthquake and tsunami in Japan.

Chart 8

Quarterly variable refining margin

(U.S. Dollars per barrel)

PGPB	Pemex-Gas and Basic Petrochemicals (PGPB) recorded a net operating loss of Ps. 0.7 billion during the first quarter of 2011, as compared to a net operating loss of Ps. 1.5 billion during the first quarter of 2010. Despite the net operating loss, PGPB recorded net income in the first quarter of 2011 of Ps. 0.6 billion due to variations in comprehensive financing result and other revenues.

PPQ	The operating loss recorded by Pemex-Petrochemicals (PPQ) in the first quarter of 2011 decreased by 54.7% as compared to the same period of 2010, to Ps. 1.6 billion. The net loss of PPQ decreased by 61.3%, to Ps. 1.5 billion, as compared to a net loss of Ps. 4.0 billion in the same period of 2010. This result is primarily due to improvements in its operating program and higher reference prices, which were a result of the uprisings in the Middle East and North Africa, as well as the earthquake and tsunami in Japan.

PEMEX Results Report as of March 31, 2011	8 / 30

PEMEX

Consolidated Balance Sheet as of March 31, 2011

Table 9

PEMEX

Consolidated balance sheet

	As of December 31, 2010	As of March 31, 2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total assets	1,392,715	1,403,806	0.8%	11,090	117,299
Current assets	313,429	325,488	3.8%	12,059	27,197
Cash and cash equivalents	133,587	126,721	-5.1%	(6,866)	10,589
Accounts, notes receivable and other	141,805	164,225	15.8%	22,420	13,722
Inventories	38,038	34,542		(3,495)	2,886
of products	32,738	29,980	-8.4%	(2,758)	2,505
of materials	5,299	4,562	-13.9%	(737)	381
Investment in securities	11,116	10,895	-2.0%	(221)	910
Property, plant and equipment	1,061,388	1,059,933	-0.1%	(1,455)	88,565
Other assets	6,782	7,490	10.4%	708	626

Total liabilities	1,506,499	1,514,909	0.6%	8,410	126,582
Current liabilities	207,254	218,796	5.6%	11,543	18,282
Short-term debt	89,555	96,497	7.8%	6,942	8,063
Suppliers	43,474	47,795	9.9%	4,320	3,994
Accounts and accrued expenses payable	21,659	14,026	-35.2%	(7,632)	1,172
Taxes and duties payable	52,566	60,478	15.1%	7,912	5,053
Long-term liabilities	1,299,245	1,296,113	-0.2%	(3,132)	108,300
Long-term debt	575,171	555,643	-3.4%	(19,528)	46,428
Reserve for sundry creditors and others	55,493	56,583	2.0%	1,090	4,728
Reserve for employee benefits	661,365	677,109	2.4%	15,744	56,578
Deferred taxes	7,216	6,778	-6.1%	(438)	566
Total equity	(113,783)	(111,103)		2,680	(9,284)
Total liabilities and equity	1,392,715	1,403,806	0.8%	11,090	117,299

Table 10

PEMEX

Selected financial indices

	As of December 31,	As of March 31,
	2010	2011	Change
Property, plant and equipment / Assets	76.2%	75.5%	(0.71)
Debt / Total liabilities and equity	47.7%	46.5%	(1.27)
Working capital (Ps. MM)	106,176	106,692	0.5%

Current Assets	Current assets as of March 31, 2011 increased by 3.8% as compared to December 31, 2010, to Ps. 325.5 billion, primarily as a result of a Ps. 22.4 billion increase in accounts, notes receivable and other.

Property, Plant and Equipment	Property, plant and equipment as of March 31, 2011 decreased by 0.1%, or Ps. 1.4 billion, to Ps. 1,059.9 billion, as compared to that as of December 31, 2010. This decrease is primarily due to the fact that historically PEMEX’s capital expenditures tend to increase in the second half of the year.

Current Liabilities	Current liabilities as of March 31, 2011 increased by 5.6% as compared to those of as December 31, 2010, to Ps. 218.8 billion, primarily due to: (i) a Ps. 7.9 billion increase in taxes and duties payable, and (ii) a Ps. 6.9 billion increase in short-term debt.

PEMEX Results Report as of March 31, 2011	9 / 30

PEMEX

Investing Activities

During the first quarter of 2011, PEMEX spent Ps. 38.2 billion, which represents 13.3% of total programmed investments for 2011.

Budget 2011

PEMEX expects to invest approximately Ps. 286.3 billion[6] during 2011. The estimated allocation of these investments is:[7]

•   Ps. 243.4 billion to Pemex-Exploration and Production,[8] Ps. 35.2 billion of which will be allocated to exploration;

•   Ps. 32.6 billion to Pemex-Refining;

•   Ps. 5.2 billion to Pemex-Gas and Basic Petrochemicals;

•   Ps. 3.3 billion to Pemex-Petrochemicals; and

•   Ps. 1.8 billion to Petróleos Mexicanos.

Debt

Table 11

PEMEX

Consolidated Total Debt

	As of December 31,	As of March 31,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total debt	664,725	652,140	-1.9%	(12,586)	54,491
Short-term	89,555	96,497	7.8%	6,942	8,063
Long-term	575,171	555,643	-3.4%	(19,528)	46,428
Cash and cash equivalents	133,587	126,721	-5.1%	(6,866)	10,589
Total net debt	531,138	525,418	-1.1%	(5,720)	43,903

Net	Net debt as of March 31, 2011 decreased by 1.1% as compared to net debt as of December 31, 2010, to Ps. 525.4 billion (U.S.$43.9 billion). Amortizations were Ps. 7.3 billion higher than total indebtedness in the first three months of 2011, which, together with the decrease in cash and cash equivalents, is the reason of this decrease.

Table 12

PEMEX

Debt maturity profile

	As of March 31,
	(Ps. MM)	(U.S.$MM)
Total debt	652,140	54,491
In Mexican pesos	137,769	11,512
2011	22,883	1,912
January 2012 - March 2012	12,833	1,072
April 2012 - March 2013	18,621	1,556
April 2013 - March 2014	1,333	111
April 2014 - March 2015	27,126	2,267
April 2015 and beyond	54,972	4,593
In other currencies	514,370	42,980
2011	55,415	4,630
January 2012 - March 2012	5,365	448
April 2012 - March 2013	50,708	4,237
April 2013 - March 2014	54,942	4,591
April 2014 - March 2015	49,437	4,131
April 2015 and beyond	298,504	24,942

[6]	Based on 2011 Federal Budget.
[7]	Investment figures may change based on further budgeting adjustments.
[8]	Includes maintenance expenditures.

PEMEX Results Report as of March 31, 2011	10 / 30

PEMEX

Table 139

PEMEX

Exposure of debt principal

	By currency		Percentage at fixed rate		At floating rate
	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,
	2010	2011	2010	2011	2010	2011
Total	100.0%	100.0%	54.6%	53.9%	45.5%	46.1%
U.S. dollars	80.1%	78.7%	57.1%	57.0%	42.9%	43.0%
Mexican pesos	19.9%	21.3%	44.6%	42.4%	55.4%	57.6%
Euros	0.0005%	0.0005%	100.0%	100.0%	0.0%	0.0%
Yen	0.0000%	0.0000%	0.0%	0.0%	0.0%	0.0%

Table 14

PEMEX

Average duration exposure of debt principal

	As of March 31,
	2010	2011	Change
		(Years)
Total	4.2	4.0	(0.2)
U.S. dollars	4.8	4.6	(0.2)
Mexican pesos	2.0	1.8	(0.2)
Euros	2.0	1.8	(0.3)
Yen	0.0	0.0	0.0

Capital Raising

Capital Markets	On March 15, 2011, Petróleos Mexicanos issued Ps. 10 billion of Certificados Bursátiles (publicly traded notes) which mature on March 8, 2016, at a 28 days floating TIIE rate plus 21 basis points.

Bank Loans	On February 24, 2011, Petróleos Mexicanos obtained a Ps. 3.75 billion bank loan at a 91 days floating TIIE rate plus 150 basis, which matured on September 30, 2011.

Liquidity Management

As of March 31, 2011, Petróleos Mexicanos holds liquidity management credit lines for U.S.$3.5 billion, and U.S.$3.25 billion of which are available.

[9]	PEMEX borrows in currencies other than the pesos or the U.S. dollar, fluctuations in non-U.S. dollar currencies (other than the pesos), can increase PEMEX cost of funding. Accordingly, since 1991, PEMEX has entered into currency swaps to hedge against movements in exchange rates when PEMEX borrow in currencies other than pesos or U.S. dollars.

PEMEX Results Report as of March 31, 2011	11 / 30

PEMEX

Equity

Table 15

PEMEX

Equity

	As of December 31,	As of March 31,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total equity	(113,783)	(111,103)		2,680	(9,284)
Certificates of contribution “A”	96,958	96,958	0.0%	—	8,102
Increase in equity of Subsidiary Entities	180,382	180,382	0.0%	—	15,072
Equity	—	—	0.0%	—	—
Legal reserve	988	988	0.0%	—	83
Surplus donation	3,447	3,458	0.3%	11	289
Comprehensive result (loss)	4,396	2,858	-35.0%	(1,539)	239
Retained earnings (accumulated losses)	(399,954)	(395,747)	-1.1%	4,208	(33,068)
From prior years	(352,492)	(399,954)	13.5%	(47,463)	(33,419)
For the year	(47,463)	4,208	-108.9%	51,670	352

As of March 31, 2011, PEMEX had negative equity totaling Ps. 111.1 billion, as compared to negative equity of Ps. 113.8 billion recorded as of December 31, 2010. This increase in equity of Ps. 2.7 billion was primarily due to the net income recorded during 2011, which was partially offset by the comprehensive loss, primarily by the conversion effect of subsidiary companies.

It is worth noting that PEMEX’s current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

Sources and Uses of Resources

Chart 9

Sources and uses of resources as of March 31, 2011

(Million pesos)

PEMEX Results Report as of March 31, 2011	12 / 30

PEMEX

•	As of March 31, 2011, net cash flow from operating activities before deducting taxes and duties was Ps. 218.9 billion, an increase of Ps. 35.9 billion with respect to the first three months of 2010.

•

During the first three months of 2011, PEMEX generated total indebtedness of Ps. 28.7 billion and recorded amortizations of Ps. 36.0 billion. Therefore, amortizations were Ps. 7.3 billion higher than total indebtedness.

Statement of Cash Flows

Table 16

PEMEX

Consolidated Statements of Cash Flows

	As of March 31,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Net income before income taxes	173,482	202,164	16.5%	28,681	16,892
Activities related to investing activities:	24,832	29,329	18.1%	4,497	2,451
Depreciation and amortization	22,346	23,561	5.4%	1,215	1,969
Impairment of properties, plant and equipment	—	95	0.0%	95	8
Profit sharing in non-consolidated subsidiaries and affiliates	403	(269)	-166.8%	(672)	(22)
Unsuccessful wells	1,874	2,289	22.1%	415	191
Unsuscribe of properties, plant and equipment	209	3,653	1,644.6%	3,444	305
Activities related to financing activities:	(17,761)	(5,813)	67.3%	11,947	(486)
Income (loss) from foreign exchange fluctuations	(33,513)	(13,569)	59.5%	19,943	(1,134)
Interest income (loss)	15,752	7,756	-50.8%	(7,996)	648
	180,554	225,679	25.0%	45,126	18,857
Funds provided by (used in) operating activities:	(180,315)	(196,855)	-9.2%	(16,540)	(16,449)
Financial instruments	6,922	(1,568)	-122.6%	(8,489)	(131)
Accounts and notes receivable	(10,907)	(28,581)	-162.1%	(17,675)	(2,388)
Inventories	(958)	3,495	464.9%	4,453	292
Other assets	(1,646)	(708)	57.0%	939	(59)
Accounts payable and accrued expenses	(697)	(166)	76.2%	531	(14)
Taxes payable	(182,703)	(190,044)	-4.0%	(7,341)	(15,880)
Suppliers	(12,294)	4,320	135.1%	16,615	361
Reserve for sundry creditors and others	5,808	1,090	-81.2%	(4,718)	91
Contributions and payments for employees benefits	16,304	15,744	-3.4%	(560)	1,316
Deferred income taxes	(144)	(438)	-205.0%	(294)	(37)

Net cash flow from operating activities	238	28,824	11,997.0%	28,586	2,408

Investing activities:
Acquisition of fixed assets	(38,263)	(27,583)	27.9%	10,680	(2,305)

Net cash flow from investing activities	(38,263)	(27,583)	27.9%	10,680	(2,305)

Cash needs related to financing activities	(38,025)	1,241	103.3%	39,266	104
Financing activities:
Loans obtained from financial institutions	51,488	28,720		(22,768)	2,400
Interest paid	(15,217)	(9,333)	38.7%	5,884	(780)
Principal payments on loans	(26,245)	(26,708)	-1.8%	(463)	(2,232)

Net cash flow from financing activities	10,026	(7,321)	-173.0%	(17,348)	(612)

Net increase in cash and cash equivalents	(27,998)	(6,080)	78.3%	21,918	(508)
Cash and cash equiv. at the beginning of the period	159,760	133,587	-16.4%	(26,173)	11,162
Effect of changes in the value of cash	(1,182)	(786)	33.5%	396	(66)
Cash and cash equivalents at the end of the period	130,580	126,721	-3.0%	(3,859)	10,589

EBITDA

Table 17

PEMEX
EBITDA reconciliation
	First quarter (Jan.-Mar.)
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Net loss	1,443	4,208	191.5%	2,764	352
+ Taxes and duties	172,039	197,956	15.1%	25,917	16,541
- Comprehensive financing result	14,232	8,725	-38.7%	(5,508)	729
+ Depreciation and amortization	22,346	23,561	5.4%	1,215	1,969
+ Net cost for the period of employee benefits	29,413	28,853	-1.9%	(560)	2,411
EBITDA	211,008	245,852	16.5%	34,844	20,543

PEMEX Results Report as of March 31, 2011	13 / 30

PEMEX

Chart 10

Debt Coverage

Operating Results as of March 31, 2011

Table 18

PEMEX

Main Statistics of Production

	First quarter (Jan.-Mar.)
	2010	2011	Change
Upstream
Total hydrocarbons (Mboed)	3,821	3,760	-1.6%	(61)
Liquid hydrocarbons (Mbd)	2,653	2,623	-1.1%	(30)
Crude oil (Mbd)	2,607	2,572	-1.4%	(35)
Condensates (Mbd)	46	51	11.4%	5
Natural gas (MMcfd)(1)	6,946	6,820	-1.8%	(126)
Downstream
Dry gas from plants (MMcfd)(2)	3,683	3,677	-0.2%	(6)
Natural gas liquids (Mbd)	388	397	2.5%	10
Petroleum Products (Mbd)(3)	1,438	1,327	-7.7%	(111)
Petrochemical Products (Mt)	1,534	1,460	-4.8%	(74)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX Results Report as of March 31, 2011	14 / 30

PEMEX

Upstream

Crude Oil Production

Table 19

PEMEX

Crude Oil Production by Type

	First quarter (Jan.-Mar.)
	2010	2011	Change
Crude Oil (Mbd)	2,607	2,572	-1.4%	(35)
Heavy	1,464	1,396	-4.6%	(68)
Light	835	845	1.3%	11
Extra-light	308	330	7.0%	22
Offshore Crude Oil / Total	76.4%	74.7%

Chart 11

Quarterly crude oil production

(Mbd)

Table 20

PEMEX

Crude Oil Production by Asset

			2009				2010				2011
	2007	2008	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
						(Mbd)
Total	3,076	2,792	2,667	2,590	2,567	2,583	2,607	2,578	2,567	2,552	2,572
Northeastern Marine Region	2,018	1,746	1,584	1,481	1,456	1,453	1,445	1,403	1,386	1,356	1,365
Cantarell	1,490	1,040	787	688	646	620	597	567	548	520	523
Ku-Maloob-Zaap	527	706	797	793	809	833	848	836	838	835	842
Southwestern Marine Region	506	500	512	521	511	526	546	546	538	548	556
Abkatún-Pol Chuc	312	308	314	307	299	302	302	299	291	293	295
Litoral Tabasco	194	192	199	214	212	225	243	247	247	255	261
Southern Region	465	459	479	493	506	512	520	526	539	542	542
Cinco Presidentes	45	47	51	54	61	60	66	71	73	76	80
Bellota-Jujo	190	175	173	173	172	171	168	161	158	155	152
Macuspana	10	16	22	25	30	32	32	33	33	33	33
Muspac	34	36	41	41	42	44	48	47	52	51	49
Samaria-Luna	187	185	193	200	201	205	206	213	223	227	228
Northern Region	87	87	92	95	94	92	96	103	104	106	108
Poza Rica-Altamira	85	56	60	61	59	57	56	57	55	57	59
Aceite Terciario del Golfo(1)	0	29	28	29	31	30	35	40	44	45	46
Veracruz	2	2	4	5	5	5	5	5	5	4	4

(1)	The Aceite Terciario del Golfo Asset (ATG) was initiated in 2008; the fields that integrate it were divested from the Poza Rica-Altamira Asset.

PEMEX Results Report as of March 31, 2011	15 / 30

PEMEX

Chart 12

Crude oil production variation by region

(Mbd)

Crude oil production in the first quarter of 2011 showed a 0.8% increase as compared to the fourth quarter of 2010, to 2,572 Mbd. In addition, crude oil production of the first quarter of 2011 was higher than production in the two previous quarters, with production increasing from 2,567 Mbd during the third quarter of 2010, to 2,572 Mbd during the first quarter of 2011.

As compared to the first quarter of 2010, crude oil production decreased by 1.4%. However, based on the recent trend, we expect to see a year over year increase in the upcoming quarters. Heavy crude oil production decreased by 4.6% as compared to the first quarter of 2010, to 1,396 Mbd, primarily due to the need to temporarily shut-down some wells at Ku-Maloob-Zaap in response to high inventories triggered by adverse climate conditions; in addition to the natural declination of Cantarell. The latter was partially offset by the 33 Mbd increase of light and extra-light crude oil production from the Yaxché project (light crude oil) and the Delta del Grijalva project (extra-light crude oil). Both increases resulted mainly from the completion of development wells.

Cantarell’s production	During the first quarter of 2011, crude oil production in the Cantarell asset amounted to 523 Mbd. The following is a description of recent trends in the production and the rate of decline in production at the Cantarell asset:

Table 21

PEMEX

Cantarell Asset

	Production (Mbd)	Monthly average reduction rate
1Q10	597	1.46%
2Q10	567	1.62%
3Q10	548	0.87%
4Q10	520	0.48%
1Q11	523	0.36%

PEMEX Results Report as of March 31, 2011	16 / 30

PEMEX

Natural Gas Production

Table 22

PEMEX

Natural Gas Production and Gas Flaring

	First quarter (Jan.-Mar.)
	2010	2011	Change
Total (MMcfd)(1)	6,390	6,167	-3.5%	(223)
Associated	3,759	3,866	2.9%	108
Non-associated	2,631	2,301	-12.6%	(330)
Natural Gas Flaring	376	272	-27.8%	(105)
Gas Flaring / Total hydrocarbon gas produced	5.9%	4.4%

(1)	Does not include nitrogen.

Table 23

PEMEX

Natural Gas Production by Asset

			2009				2010				2011
	2007	2008	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
						(MMcfd)
Total(1)	6,058	6,919	7,018	7,029	7,066	7,009	6,946	6,937	7,155	7,039	6,820
Northeastern Marine Region	1,157	1,901	1,900	1,814	1,803	1,617	1,488	1,459	1,726	1,659	1,507
Cantarell	945	1,629	1,583	1,461	1,474	1,306	1,166	1,125	1,383	1,330	1,171
Ku-Maloob-Zaap	212	273	317	353	328	311	322	333	344	328	336
Southwestern Marine Region	993	1,023	1,067	1,141	1,095	1,142	1,127	1,142	1,186	1,231	1,234
Abkatún-Pol Chuc	544	569	570	591	574	586	588	595	586	607	617
Litoral Tabasco	448	454	497	550	521	557	539	546	600	624	616
Southern Region	1,353	1,451	1,540	1,547	1,633	1,677	1,697	1,774	1,818	1,768	1,728
Cinco Presidentes	61	68	66	70	71	69	85	108	112	114	117
Bellota-Jujo	240	251	250	245	272	275	293	304	304	322	303
Macuspana	223	260	299	305	319	326	316	318	308	284	294
Muspac	311	300	278	279	280	277	275	265	274	280	275
Samaria-Luna	518	572	646	648	690	730	728	780	820	768	739
Northern Region	2,556	2,544	2,511	2,526	2,536	2,573	2,634	2,563	2,424	2,381	2,351
Burgos	1,412	1,383	1,425	1,501	1,535	1,598	1,597	1,525	1,399	1,396	1,368
Poza Rica-Altamira	223	152	138	138	132	126	122	118	113	116	114
Aceite Terciario del Golfo(2)	—	52	81	83	80	71	77	82	88	94	99
Veracruz	922	957	867	805	789	779	837	838	825	776	769
Nitrogen	143.12	629	524	472	502	487	557	607	816	749	653
Southern Region(3)	—	—	—	—	—	—	93	100	112	118	105
Bellota-Jujo	—	—	—	—	—	—	57	46	37	46	37
Samaria-Luna	—	—	—	—	—	—	35	54	75	72	68
Northeastern Marine Region	143.12	629	524	472	502	487	464	508	704	630	548
Cantarell	143.12	629	524	472	502	487	464	508	704	630	548

(1)	Includes nitrogen.
(2)	The ATG Asset was initiated in 2008; the fields that integrate it were divested from the Poza Rica-Altamira Asset.
(3)	Since 2010, the nitrogen production from Southern Region is official.

Chart 13

Natural gas production variation by region10

(MMcfd)

[10]	Does not include nitrogen.

PEMEX Results Report as of March 31, 2011	17 / 30

PEMEX

During the first quarter of 2011, total natural gas production decreased by 3.5%, from 6,390 in the first quarter of 2010 to 6,167 MMcfd (million cubic feet per day).

Associated gas production increased by 2.9% due to results in the exploitation of fields located in the Southwestern Marine Region.

Non-associated gas production decreased by 12.6% mainly due to lower production from the Burgos and Veracruz projects. These two projects reached a production of 2,138 MMcfd, which represents 31% of total natural gas production.

Gas Flaring	Gas flaring decreased by 27.8% as compared to the same quarter of 2010, primarily due to optimization works in the transition zone at the Cantarell asset to manage its exploitation, as well as construction of additional infrastructure for gas handling and transportation in offshore facilities.

Seismic Information

Table 24

PEMEX

Seismic information

	First quarter (Jan.-Mar.)
	2010	2011	Change
2D (km)	558	946	69.5%	388
3D (km2)	6,502	9,431	45.0%	2,929

During the first quarter of 2011, 2D seismic data increased 388 kilometers as compared to the same period of 2010, due to greater activity in the Burgos Basin aimed at discovering shale gas.

3D seismic information increased by 2,929 km2, to 9,431 km2 in the first quarter of 2011, and were distributed as follows: (i) 7,909 km2 for deep water projects, Golfo de México B and Área Perdido; (ii) 1,249 km2 for the Southeastern, Burgos, and Veracruz Basins; and (iii) 273 km2 for the Northern Region.

Discoveries

Table 25

PEMEX

Main discoveries as of March 31, 2011

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude and condensates (bd)	Gas (MMcfd)
El Golpe-Puerto Ceiba	Pareto-1	Upper Jurassic Kimmeridgian	3,703.0	8.0	Light crude oil and associated gas
Burgos	Emergente-1	Upper Cretacic Eagle Ford	—	2.9	Wet gas
Total			3,703.0	10.9

As a result of the exploratory activities carried out at different areas in México, PEMEX discovered hydrocarbons 10 km away from the city of Comalcalco, in the state of Tabasco. The exploratory well Pareto-1, in the Comalcalco project, was drilled with a total depth of 7,124 meters and showed the existence of hydrocarbons at the 6,100/7,130 meters interval, which is composed of Lower Cretaceous fractured limestone rocks and Upper Jurassic dolomites. The Pareto-1 well is an oil and gas producer with an initial production of more than 3.7 Mbd and 8.0 MMcfd of gas. Currently the well is undergoing an initial characterization study for the hydrocarbons reserves certification.

The information about Emergente-1 is included in the shale gas section in Upstream Opportunity Areas.

PEMEX Results Report as of March 31, 2011	18 / 30

PEMEX

Hydrocarbon Reserves

As of January 1, 2011, total hydrocarbon reserves in Mexico equaled 43,074 MMboe, classified as follows:

•	13,796 MMboe proved reserves (32%);

•	15,013 MMboe probable reserves (35%); and

•	14,264 MMboe possible reserves (33%).

The integrated proved reserves replacement rate as of January 1, 2011 was 86%. For additional information on Mexico’s hydrocarbon reserves please review the report: “Hydrocarbon Reserves as of January 1, 2011,” which can be found at www.ri.pemex.com.

Average Operating Drilling Rigs

Table 26

PEMEX

Operating Drilling Rigs

	First quarter (Jan.-Mar.)
	2010	2011	Change
Total	164	111	-32.3%	(53)
Exploration	17	16	-3.1%	(1)
Northeastern Marine Region	1	—		(1)
Southwestern Marine Region	4	5	9.6%	0
Southern Region	8	8	-1.3%	(0)
Northern Region	4	4	0.3%	0
Development	147	94	-35.7%	(52)
Northeastern Marine Region	13	8	-35.4%	(4)
Southwestern Marine Region	8	8	-1.5%	(0)
Southern Region	30	30	1.9%	1
Northern Region	96	48	-50.2%	(48)

During the first quarter of 2011, the average number of operating drilling rigs decreased by 53, to 111, as a result of decreased activity in the Aceite Terciario del Golfo and Burgos projects.

Operating Offshore Platforms and Wells

Table 27

PEMEX

Operating offshore platforms and wells

	As of March 31,
	2010	2011	Change
Offshore platforms	231	234	1.3%	3
Storage	1	1	0.0%	—
Compression	10	10	0.0%	—
Control and service	1	1	0.0%	—
Linkage	12	13	8.3%	1
Measurement	1	1	0.0%	—
Drilling	150	152	1.3%	2
Production	27	27	0.0%	—
Telecommunications	6	6	0.0%	—
Treatment and pumping	1	1	0.0%	—
Housing	22	22	0.0%	—
Wells	7,310	7,837	7.2%	527
Injection	213	190	-10.8%	(23)
Production	7,097	7,647	7.7%	550
Crude oil	3,989	4,578	14.8%	589
Non-associated gas	3,108	3,069	-1.3%	(39)

PEMEX Results Report as of March 31, 2011	19 / 30

PEMEX

Partial Sinking of the Housing Platform Jupiter

On April 12, 2011 a mechanical incident occurred at the semi-submersible housing platform Jupiter, apparently involving a control valve in the left pontoon. After several attempts to rescue the platform, it remained unstable and given its inclination, it overturned and partially sank. The platform, which is 50 meters wide, remained 13 meters above the water, since the water depth in the area is 38 meters. No injuries were reported and all personnel are safe.

Jupiter, which has eight positioning anchors, is owned by Cotemar, S.A. de C.V. PEMEX leased it and at the time of the incident it was located approximately 80 kilometers away from Ciudad del Carmen, Campeche in the Southwestern Marine Region.

Wells Drilled

Table 28

PEMEX

Wells drilled

	First quarter (Jan.-Mar.)
	2010	2011	Change
Wells Drilled	354	242	-31.6%	(112)
Development	346	234	-32.4%	(112)
Exploration	8	8	0.0%	—

During the first quarter of 2011, the total number of completed wells decreased by 31.6% as compared to the same quarter of 2010, from 354 to 242 wells. This is primarily explained by decreased programmed activity in the Aceite Terciario del Golfo (ATG) and Burgos projects.

Upstream Opportunity Areas

Shale Gas

In February 2011, PEMEX obtained its first production of shale gas from the Emergente-1well, located in the municipality of Hidalgo, in the state of Coahuila. Currently this well produces 3 MMbd.

Shale gas is classified as a non-conventional hydrocarbon reservoir because the generating rock is also the storage rock. These deposits require high scope techniques, such as massive hydraulic fracturing, to achieve production at commercial levels.

The technological test developed by PEMEX at the Emergente-1 well was successful and will therefore be applied to other reservoirs nearby. In addition, PEMEX has considered drilling ten additional wells in areas located at the Sabinas-Burro Picachos formation, which tend to contain crude, gas and condensates. Simultaneously, PEMEX will implement a major work-over wells program at the “Eagle Ford” formation and the formations of La Peña and “Glenrose”—both located in the area of Piedras Negras, in the state of Coahuila—will be analyzed.

PEMEX Results Report as of March 31, 2011	20 / 30

PEMEX

Integrated Contracts

First Round: Mature Fields in the South Region

•      There is great potential to increase the recovery factor in these fields.

•      Around 40 mature fields have been identified, which have been grouped into eight blocks.

•      Out of these eight blocks, PEMEX has documented the first three areas—Santuario, Carrizo and Magallanes—as follows:

•      six mature oilfields grouped into three areas;

•      average surface area of 312 km2 (120 mi2); and

•      current production totaling 14 Mbd.

•      The data room for these three contractual areas has been available since November 24, 2010, in Villahermosa, Tabasco.

•      The first round will have three stages:

1.      The first stage consists of a public announcement and promotion within the industry, aimed at receiving feedback from possible bidders in order to make certain adjustments to the proposed model contract.

2.      Subsequently, an official announcement for the corresponding bidding will be made.

3.      Finally, results of the first round of bids are expected to be available during the third quarter of 2011.

Aceite Terciario del Golfo	On April 4, 2011, the Aceite Terciario del Golfo (ATG) asset achieved a historic production record of 50,029 barrels. This achievement resulted from a change in strategy focusing on production from existing wells in operations.

Downstream

Crude Oil Processing

Table 29

PEMEX

Crude Oil Processing

	First quarter (Jan.-Mar.)
	2010	2011	Change
Total processed (Mbd)	1,259	1,162	-7.8%	(98)
Light Crude	771	754	-2.3%	(17)
Heavy Crude	488	407	-16.5%	(80)
Light crude / total processed	61.3%	64.9%		3.7
Heavy crude / total processed	38.7%	35.1%		(3.7)
Use of primary distillation capacity	82%	76%		(6.3)

Total crude oil processing decreased by 7.8% in the first quarter of 2011 as compared to the same period of 2010, this decrease was primarily as a result of the impact caused by the incident at the hydrodesulphuration diesel oil plant at the Cadereyta Refinery, which significantly affected operations in this workplace. The incident occurred on September 7, 2010 and the plant was resumed at the end of March 2011. In addition, total crude oil processing was affected by:

•	failures at the electricity system at the Madero and Minatitlán refineries in January 2011;

•	higher inventories of residuals at the Tula and Salamanca refineries;

•	higher inventories of fuel oil at the Tula Refinery; and

•	non-scheduled corrective plant maintenance and repairs.

Salamanca Incident	PEMEX controlled and extinguished a fire at the Salamanca Refinery on April 23, 2011. The fire was triggered by a leak of a solvent in one of the seals of a pump in the des-paraffin plant. There were no injuries and the fire did not affect the operations of the other plants at the refinery; the deparaffinization plant will resume operations once it is repaired.

Capacity Utilization	As a result of the above, primary distillation capacity utilization decreased by 6.3 percentage points, as compared to the same period of 2010.

PEMEX Results Report as of March 31, 2011	21 / 30

PEMEX

Production of Petroleum Products

Table 30

PEMEX

Petroleum Products Production

	First quarter (Jan.-Mar.)
	2010	2011	Change
Total production (Mbd)	1,438	1,327	-7.7%	(111)
Automotive gasolines	450	413	-8.2%	(37)
Fuel oil	343	310	-9.8%	(34)
Diesel	311	279	-10.3%	(32)
LPG	214	210	-1.8%	(4)
Jet Fuel	56	57	0.5%	0
Other(1)	64	58	-8.1%	(5)

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light

During the first quarter of 2011, petroleum products production decreased by 7.7% as compared to the same period of 2010, from 1,438 to 1,327 Mbd, as a result of lower crude oil processing during the period. It is worth mentioning that, despite this decrease in crude oil processing, the lighter input mix resulted in a stable proportion of gasoline and diesel production.

Franchises	As of March 31, 2011, the number of franchises totaled 9,311, an increase of 79 franchises as compared to 9,232 as of December 31, 2010.

Natural Gas Processed

Table 31

PEMEX

Natural Gas Processing and Production

	First quarter (Jan.-Mar.)
	2010	2011	Change
Natural Gas Processing (MMcfd)	4,568	4,525	-0.9%	(42)
Sour Wet Gas	3,454	3,483	0.8%	29
Sweet Wet Gas	1,114	1,042	-6.4%	(71)
Condensates Processing (Mbd)	53	57	8.8%	5
Production
Dry gas from plants (MMcfd)	3,683	3,677	-0.2%	(6)
Natural gas liquids (Mbd)	388	397	2.5%	10

During the first quarter of 2011, total onshore natural gas processing decreased by 0.9% as compared to the same quarter of 2010, primarily due to lower availability of sweet wet gas as a result of decreased production in the Northern Region. Consequently, production of dry gas decreased by 6 MMcfd.

Condensates processing in the first quarter of 2011 totaled 57 Mbd, an increase of 8.8% as compared to the same period of 2010, as a consequence of higher condensates production from marine regions.

PEMEX Results Report as of March 31, 2011	22 / 30

PEMEX

Total Petrochemicals Production

Table 32

PEMEX

Production of petrochemicals

	First quarter (Jan.-Mar.)
	2010	2011	Change
Basic (Mt)	128	126	-1.1%	(1)
Heptane	1	2	52.2%	1
Hexane	12	11	-6.1%	(1)
Pentanes	3	5	63.1%	2
Carbon black	108	104	-3.6%	(4)
Butane	4	5	21.0%	1
Secondary (Mt)	1,407	1,334	-5.2%	(73)
Methane Derivatives	266	360	35.6%	95
Ammonia	205	254	24.1%	49
Carbon dioxide	61	71	16.9%	10
Methanol	—	35	—	35
Ethane Derivatives	357	356	-0.2%	(0.8)
Vinyl chloride	62	60	-2.3%	(1)
Dichloroethane	0	0	-2.5%	(0.0)
Ethylene	15	1	-93.8%	(14)
Ethylene glycol	49	43	-11.0%	(5)
Impure glycol	1	0	-49.4%	(0.4)
Pure monoethylene glycol	3	2	-6.0%	(0.2)
Ethylene oxide	62	69	10.1%	6
High density polyethylene	45	53	16.8%	8
Low density polyethylene	65	72	11.3%	7
Linear low density polyethylene	55	54	-1.6%	(1)
Aromatics and Derivatives	184	132	-28.3%	(52)
Aromine 100	3	3	15.2%	0
Benzene	8	4	-49.2%	(4)
Styrene	26	32	23.7%	6
Fluxoil	1	1	-50.4%	(1)
High octane hydrocarbon	99	48	-51.5%	(51)
Toluene	25	20	-21.9%	(6)
Xylenes	23	25	9.8%	2
Propylene and Derivatives	118	97	-18.3%	(22)
Hydrocyanic acid	2	1		(0)
Acrylonitrile	14	11	-18.3%	(2)
Propylene	103	84	-18.1%	(19)
Other	482	389	-19.3%	(93)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

The main factors which contributed to the quarterly variations in the production of petrochemicals products in the first quarter of 2011 were:

•	a 35.6% increase in production of the methane derivatives chain due to greater production of ammonia and methanol;

•	a 0.2% decrease in production of the ethane derivatives chain driven by the use of ethylene as an input for producing ethylene oxide, high density polyethylene and low density polyethylene;

•

a 28.3% decrease in production of the aromatics and derivatives chain due to unplanned downtimes caused by delays on raw materials arrivals and a production reduction of lower commercial value products;

•	a 18.3% decrease in production of the propylene and derivatives chain, as a result of maintenance in the acrylonitrile plant at the Morelos petrochemical complex in January 2011; and

•	a 19.3% decrease in “other” petrochemicals, primarily as a result of delays on inputs arrivals.

Downstream Opportunity Areas

Minatitlán Refinery	The reconfiguration of Minatitlán will be completed by mid-year. The plants involved in the reconfiguration of the Minatitlán refinery should reach stable operations during the second half of the year.

Operational Reliability of the NRS	The operating improvement aimed at increasing operating reliability and avoiding negative results from the National Refining System (NRS) has already started at Madero and Salina Cruz refineries. As of the first quarter of 2011, 71 opportunities were detected (38 at Madero and 33 at Salina Cruz); the program’s implementation is subject to a rigorous technical verification and economical evaluation.

PEMEX Results Report as of March 31, 2011	23 / 30

PEMEX

Petrochemicals Laboratory	PEMEX, the Mexican Oil Institute, (Instituto Mexicano del Petróleo) and the Investigation of Applied Chemistry Center (Centro de Investigación de Química Aplicada-CIQA), which belongs to the National Bureau of Science and Technology (Consejo Nacional de Ciencia y Tecnología-Conacyt), will work together in a petrochemicals laboratory to analyze the mechanical, thermal and optical properties of the petrochemicals products that PEMEX trades. This information will be used to target specific markets, increase the volume of products sold and provide technical assistance to PEMEX’s clients.

PEMEX Results Report as of March 31, 2011	24 / 30

PEMEX

Annex

Social Responsibility	In the first quarter of 2011, PEMEX donated Ps. 5 million to the state of Sinaloa in response to the frosts that affected extensive production areas of grains and vegetables in January 2011.

WWF Initiative Against the Climate Change

For the third consecutive year, Petróleos Mexicanos joined the “Earth Hour” initiative, organized by the environmental group World Wildlife Fund (WWF). This organization asks millions of people around the planet to shut down lights for an hour, mainly non-essential lights at homes and work centers, to reduce energy consumption and gas emissions.

This year, on March 26, 2011 PEMEX shut down the lights of the Executive Tower and other corporate offices at the main oil centers in México.

Fight Against the Illicit Fuel Market

During the first quarter of 2011, the number of illegal taps (IT) that were identified amounted to 264, 63.0% more than in the same period of 2010. The states with the highest incidence of IT are: Sinaloa with 70; Veracruz with 43; Tamaulipas with 28; Mexico with 26; and Coahuila with 21. In each one of these cases, a corresponding criminal report was filed.

The estimated total volume of gasoline and diesel illegally obtained from PEMEX’s pipelines during the first quarter of 2011 was 773 Mb, an amount 81.3% greater than the 144 Mb recorded as missing in the same period of 2010. In addition, estimated volume of crude and condensates illegally obtained from pipelines during the first quarter of 2011 was 1,162 Mb, an amount 163.7% greater than the 441 Mb recorded as missing in the same period of 2010.

Table A1

PEMEX

Average exchange rates and reference prices

	First quarter (Jan.-Mar.)
	2010	2011	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	12.79	12.08	-5.6%	(0.71)
Foreign exchange appreciation (depreciation)	5.6%	3.2%		(2.43)
Mexican crude oil basket (U.S. $/b)	71.27	92.09	29.2%	20.82
Regular gasoline in the USCGM (U.S.¢/gal)	205.38	260.34	26.8%	54.96
LPG price by Decree (Ps./t)	5,849	6,457	10.4%	609
International reference LPG (Ps./t)	9,801	9,705	-1.0%	(96)
Natural gas (Henry Hub)(U.S.$/MMBtu)	5.15	4.16	-19.2%	(0.99)

Note: Simple average.

Table A2

PEMEX

Volume of domestic sales

	First quarter (Jan.-Mar.)
	2010	2011	Change
Dry natural gas (MMcfd)	3,197	3,445	7.8%	248
Petroleum products (Mbd)	1,755	1,741	-0.8%	(14)
Automotive gasolines	793	787	-0.8%	(6)
Fuel oil	170	163	-4.0%	(7)
Diesel	357	370	3.6%	13
LPG	312	305	-2.3%	(7)
Jet fuel	59	57	-3.7%	(2)
Other	64	60	-7.1%	(5)
Petrochemical products (Mt)	1,116	1,139	2.0%	22

PEMEX Results Report as of March 31, 2011	25 / 30

PEMEX

Table A3

PEMEX

Volume of Exports(1)

	First quarter (Jan.-Mar.)
	2010	2011	Change
Crude oil (Mbd)	1,247	1,372	10.0%	125
Maya(2)	996	1,063	6.7%	67
Istmo	60	93	53.9%	32
Olmeca	191	216	13.1%	25
Dry natural gas (MMcfd)	49	1	-97.2%	(47)
Petroleum products (Mbd)	214	191	-10.7%	(23)
Fuel oil	147	120	-18.2%	(27)
Diesel	2	—	-100.0%	(2)
LPG	0.1	3.7	3641.1%	4
Naftas	65	67	3.1%	2
Petrochemical products (Mt)	186	111	-40.3%	(75)

(1)	Transactions conducted by PMI.
(2)	Includes Altamira.

Table A4

PEMEX

Volume of Imports(1)

	First quarter (Jan.-Mar.)
	2010	2011	Change
Dry natural gas (MMcfd)	434	782	80.3%	348
Petroleum products (Mbd)	575	665	15.5%	89
Automotive gasolines	351	386	10.1%	35
Fuel oil	8	13	62.9%	5
Diesel	69	123	77.2%	53
LPG	95	114	19.2%	18
Jet fuel	3	2	-34.7%	(1)
Naftas	33	27	-16.7%	(5)
Other	17	1	-96.8%	(16)
Petrochemical products (Mt)	93	52	-44.0%	(41)

(1)	Transactions conducted by PMI.

PEMEX Results Report as of March 31, 2011	26 / 30

PEMEX

Table A511

PEMEX

Derivative financial instruments

	As of March 31,
	2010	2011	Change	2011
	(Ps. MM)			(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	159,775	146,539	(13,236)	12,244
Interest rate swaps	10,834	9,900	(934)	827.2197 [1]
Cross currency swaps	114,681	101,727	(12,954)	8,500
Extinguishing cross currency swaps	15,658	15,197	(461)	1,270
Assets swaps	18,602	19,714	1,112	1,647
Mark to market (Ps. MM)	2,035	10,072	8,037	842
Interest rate swaps	(1,269)	(912)	357	(76)
Cross currency swaps	1,677	3,976	2,299	332
Extinguishing cross currency swaps	2,530	2,717	187	227
Assets swaps	(902)	4,291	5,194	359
Natural gas derivative financial instruments
Mark to market (Ps. MM)	192	56	(136)	5
Long swaps	(5,245)	(2,789)	2,455	(233)
Short swaps	5,436	2,845	(2,591.3)	238
Long options	237	96	(141)	8
Short options	(237)	(96)	140.7	(8)
Volume (MMBtu)	(47,445)	(11,428)	36,017
Long swaps	103,852,842	79,530,507	(24,322,335)
Short swaps	(103,889,623)	(79,541,976)	24,347,648
Long options	30,648,593	19,139,973	(11,508,620)
Short options	(30,659,256)	(19,139,932)	11,519,324
Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	(335)	(659)	(324)	(55)
Volume (MMb)	(8)	(10)	(1)

[11]	Derivative financial instruments are accounted for at fair value in the financial statements, in accordance with Mexican FRS

C-10 “Derivative Financial Instruments and Hedging Operations.” However, some of these instruments do not comply with the accounting standards required to be designated as hedges even though cash flows generated by these instruments are offset by cash flows generated by the associated positions.

PEMEX Results Report as of March 31, 2011	27 / 30

PEMEX

Table A612

PEMEX

Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
	(Ps. MM)
First quarter (Jan.-Mar.) 2011
Total sales	280,122	156,524	50,537	11,305	275,960	(421,748)	352,700
External clients	—	139,318	32,223	7,774	172,151	—	351,466
Intersegment	280,122	16,456	18,314	3,531	103,120	(421,543)	(0.0)
Revenues from services	—	750	—	—	689	(205)	1,234
Depreciation and amortization	20,058	2,246	813	294	149	—	23,561
Cost of the reserve for employee benefits	9,738	9,267	2,125	2,461	5,261	—	28,853
Gross income (loss)	226,810	(42,889)	1,059	433	13,192	(11,744)	186,861
Operating income (loss)	219,046	(54,194)	(1,727)	(2,233)	2,689	(101)	163,481
Comprehensive financing result	2,168	(1,449)	718	(123)	7,451	(40)	8,725
Taxes and duties	193,908	—	(18)	5	4,061	—	197,956
Net income (loss)	27,817	(27,604)	(456)	(2,118)	5,770	799	4,208

As of March 31, 2011
Total assets	1,566,529	576,008	142,315	109,366	1,889,730	(2,880,142)	1,403,806
Current assets	774,488	373,143	98,144	90,408	947,588	(1,958,283)	325,488
Investment in securities	755	157	1,985	—	390,831	(382,833)	10,895
Fixed assets	788,467	202,041	41,878	17,782	9,764	—	1,059,933
Acquisition of fixed assets	24,438	2,947	345	292	43	—	28,065
Total liabilities	1,254,970	617,786	92,691	83,380	1,963,399	(2,497,317)	1,514,909
Current liabilities	453,192	350,473	27,276	19,361	1,317,109	(1,948,614)	218,796
Reserve for employee benefits	233,600	230,486	57,002	63,385	92,636	—	677,109
Equity	311,559	(41,778)	49,624	25,986	(73,669)	(382,825)	(111,103)

First quarter (Jan.-Mar.) 2010
Total sales	244,284	142,933	54,800	10,469	220,607	(365,217)	307,875
External clients	—	124,750	34,355	6,681	140,661	—	306,447
Intersegment	244,284	17,265	20,445	3,788	79,196	(364,978)	—
Revenues from services	—	917	—	—	750	(239)	1,428
Depreciation and amortization	18,826	2,199	875	284	161	—	22,346
Cost of the reserve for employee benefits	9,904	10,008	2,034	2,753	4,713	—	29,413
Gross income (loss)	190,279	(29,162)	1,176	(399)	12,410	(11,058)	163,245
Operating income (loss)	181,964	(41,538)	(1,514)	(3,931)	2,826	(248)	137,559
Comprehensive financing result	9,168	(832)	1,086	(98)	4,909	—	14,232
Taxes and duties	170,088	1,438	123	79	310	—	172,039
Net income (loss)	21,521	(22,816)	(304)	(4,261)	2,195	5,108	1,443
As of December 31, 2010
Total assets	1,539,311	524,632	145,066	89,541	1,818,445	(2,724,280)	1,392,715
Current assets	746,362	322,293	100,421	70,588	917,048	(1,843,282)	313,429
Investment in securities	753	157	1,983	—	333,014	(324,791)	11,116
Fixed assets	789,474	201,827	42,383	17,794	9,911	—	1,061,388
Acquisition of fixed assets	176,348	24,586	3,631	2,217	1,240	—	208,023
Total liabilities	1,249,248	587,355	94,353	80,046	1,894,981	(2,399,485)	1,506,499
Current liabilities	433,339	323,872	29,850	17,323	1,234,287	(1,831,418)	207,254
Reserve for employee benefits	228,030	225,324	55,741	62,105	90,165	—	661,365
Equity	290,063	(62,723)	50,713	9,495	(76,536)	(324,795)	(113,783)

[12]

In accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements,” for consolidation purposes, results by business segment must not include unrealized income or loss. Therefore, there may be differences between data disclosed in this section and the one included in the “Results by Subsidiary Entities” section.

PEMEX Results Report as of March 31, 2011	28 / 30

PEMEX

Table A7

Tenders in amounts greater than Ps. 100 MM in 1Q11

Petróleos Mexicanos

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:
18572002-001-11	463.2	15/02/2011	GENERAL SERVICES	AWARDED	SEGUROS INBURSA, S.A. GRUPO FINANCIERO
18572047-013-10	227,265.6	31/01/2011	PURCHASE OF MEDICINES AND MEDICAL EQUIPMENT	AWARDED
175 lots	44,504.8	00/01/1900		AWARDED	CASA MARZAM, S.A. DE C.V. Total
115 lots	41,696.5	00/01/1900		AWARDED	CASA SABA, S.A. DE C.V. Total
4 lots	95.9	00/01/1900		AWARDED	CASA WEJO SA DE CV Total
1 lot	139.7	00/01/1900		AWARDED	CENTRAL FARMACEUTICA MERCED, S.A. DE C.V. Total
2 lots	59.3	00/01/1900		AWARDED	COMERCIALIZADORA PHARMACEUTICA COMPHARMA S.A. DE C.V. Total
1 lot	372.0	00/01/1900		AWARDED	COMERCIALIZADORA Y DISTRIBUIDORA SAN FER S.A. DE C.V. Total
1 lot	31.5	00/01/1900		AWARDED	DISTRIBUCION ESPECIALIZADA DE MEDICAMENTOS, SA DE CV Total
9 lots	1,470.6	00/01/1900		AWARDED	DISTRIBUIDORA MEDICA PTH S.A. DE C.V. Total
1 lot	52.1	00/01/1900		AWARDED	EL MERCADO HOSPITALARIO, S.A DE C.V Total
124 lots	41,205.0	00/01/1900		AWARDED	FARMACEUTICOS MAYPO S.A DE C.V Total
151 lot	45,432.4	00/01/1900		AWARDED	FARMACOS ESPECILIAZDOS S.A. DE C.V. Total
2 lots	361.7	00/01/1900		AWARDED	GRAFIKKO S.A. DE C.V. Total
9 lots	1,285.9	00/01/1900		AWARDED	HI-TEC MEDICAL, S.A. DE C.V. Total
76 lots	4,090.9	00/01/1900		AWARDED	LABORATORIOS PISA, S.A. DE C.V. Total
9 lots	2,641.5	00/01/1900		AWARDED	MEDICAL TOOLS, S.A DE C.V. Total
4 lots	3,716.2	00/01/1900		AWARDED	MEDIPREV S DE RL DE CV Total
98 lots	29,581.3	00/01/1900		AWARDED	NADRO S. A. DE C. V. Total
41 lot	9,067.7	00/01/1900		AWARDED	REPRESENTACIONES O.P.V. S.A. DE C.V. Total
7 lots	1,217.7	00/01/1900		AWARDED	SERVICIOS DE DISTRIBUCION ESPECIALIZADA, S.A. DE C.V. Total
3 lots	242.8	00/01/1900		AWARDED	SUPLEMENTOS MEDICO QUIRURGICOS, S.A. DE C.V. Total
193 lots	0.0	00/01/1900		VOID
18572047-014-10	149,975.2	25/01/2011	PURCHASE OF MEDICINES AND MEDICAL EQUIPMENT	AWARDED
3 lots	36,899.2	00/01/1900		AWARDED	AIRGAS COMPANY, S. DE R.L. DE C.V. Total
3 lots	26,391.4	00/01/1900		AWARDED	INFRA DEL SUR, S.A. DE C.V. Total
9 lots	71,447.9	00/01/1900		AWARDED	INFRA, S.A. DE C.V. Total
1 lot	15,236.7	00/01/1900		AWARDED	PRAXAIR MÉXICO, S.DE R.L. DE C.V. Total

PEMEX Results Report as of March 31, 2011	29 / 30

PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone: (52 55) 1944 9700

Voice mail: (52 55) 1944 2500 ext. 59412

Celina Torres celina.torres@pemex.com	Cristina Arista delia.cristina.arista@pemex.com	Ana Lourdes Benavides ana.lourdes.benavides@pemex.com	Cristina Pérez cristina.perez@pemex.com

We appreciate the support given by Pamela Bendimez through her internship.

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial information

Excluding budgetary and volumetric information, the financial information included in this report is based on unaudited consolidated financial statements prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards, or FRS)-formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF).

•	Based on FRS B-10 “Inflation effects,” 2009 and 2010 amounts are expressed in nominal terms.

•

Based on FRS B-3 “Income Statement” and FRS C-10 “Derivative Financial Instruments and Hedging Transactions,” the financial income and cost of the Comprehensive Financial Result include the effect of financial derivatives.

•	EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign exchange conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at March 31, 2011, of Ps. 11.9678 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2010, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Bids

Only results from bids occurred between January 1 and March 31, 2011 are included. For further information, please access www.compranet.gob.mx.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of March 31, 2011	30 / 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: May 17, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.